CUTLER LAW GROUP

M. Richard Cutler, Esq                                                              Corporate Securities Law
Admitted in California & Texas

August 23, 2016

Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549-4561
Attn:            Katherine Wray, Attorney-Advisor
Office of Information Technologies and Services

Re:            Scottline Healthcare Solutions, Inc.
Amendment No. 3 to Offering Statemetn on Form 1-A
Filed August 4, 2016
File No. 024-10575

Gentlemen and Ladies:

Please be advised that we represent Scottline Healthcare Solutions, Inc. (the "Company") with respect to the above-referenced filings.  We are in receipt of your letter dated August 22, 2016 with respect to the Company.  This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

General

1.       We note your disclosure on pages 1 and 11 of the offering statement that the Series A Convertible Preferred Stock is convertible into shares of your common stock at $1.00 per share. Please revise to clarify, if accurate, that each share of Series A Convertible Preferred Stock is convertible into one share of common stock, as provided in Section 4 of the Certificate of Designation for your Series A Convertible Preferred Stock filed as an exhibit to your Form 1-A, or advise.

Response:        As requested, we have amended the Offering Statement to reflect that each share of Series A Convertible Preferred Stock is convertible into one share of common stock (which reflects the $1.00 per share offering price of the Series A 10% Convertible Preferred Stock).

Part III

Exhibits
2.       We note the legality opinion provided in response to prior comment 4. Please provide a revised opinion that also opines on the legality of the shares of common stock underlying the Series A Convertible Preferred Stock. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin No. 19.

Response:         As requested, we have provided a revised opinion that also opines on the legality of the shares of common stock underlying the Series A Convertible Preferred Stock.

Thank you for your time and for your assistance with this matter.  Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714